Roth Capital Partners, LLC 888 San Clemente Drive Newport Beach, California 92660	A.G.P./Alliance Global Partners 590 Madison Avenue, 36th Floor New York, New York 10022

June 10, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mohawk Group Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-231381)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Roth Capital Partners, LLC and A.G.P./Alliance Global Partners, as representatives of the underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday, June 11th, 2019, or as soon thereafter as practicable. This request for acceleration of the effectiveness of the above-referenced Registration Statement supersedes the previous request of Roth Capital Partners, LLC and A.G.P./Alliance Global Partners dated June 6, 2019.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Equity Capital Markets

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director, Investment Banking